Exhibit 3.1

AMENDMENT NO. 1

TO AMENDED AND RESTATED BYLAWS

OF

A. H. BELO CORPORATION

On June 17, 2013, the Board of Directors approved an amendment to Article VIII, Section 4 of the Bylaws of A. H. Belo Corporation (the “Company”) to read in its entirety as follows:

ARTICLE VIII

OFFICERS

Section 4. Other Officers and Agents. The Board of Directors may elect or appoint a Vice Chairman and such Vice Presidents, other officers, assistant officers and agents as the Board may deem necessary, who shall hold their offices for such terms and shall exercise such powers and perform such duties as shall be determined from time to time by the Board.

The Board of Directors also approved the addition of a new Section 10 of Article VIII to read in its entirety as follows:

Section 10. Vice Chairman of the Board. Unless otherwise determined by the Board of Directors, the Vice Chairman of the Board, in the absence or disability of the Chairman of the Board and the President, shall perform the duties and exercise the powers of the Chairman of the Board. The Vice Chairman shall perform such other duties and exercise such other powers as may be delegated from time to time by the Board of Directors or Chairman of the Board.

All subsequent sections of Article VIII have been renumbered accordingly.

Effective June 17, 2013